

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Angel Pendas
Secretary and Director
Springwater Special Situations Corp.
405 Madison Avenue, 11th Floor
New York, NY 10174

>   **Re: Springwater Special Situations Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted January 25, 2021**
>   **CIK No. 0001838000**

Dear Mr. Pendas:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Conflicts of Interest, page 67

1.   If any of the other business relationships listed by your directors and members of management involve another special purpose acquisition corporation, please identify.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey Gallant